Filed by Seacoast Financial Services Corporation

(Commission File No. 000-25077)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc., or Seacoast Financial and Sovereign Bancorp, Inc., may not be combined successfully, or such combination(s) may take longer to accomplish than expected; (2) expected cost savings from the Abington merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Abington merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Abington merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the Abington merger, which could also have a material adverse effect on the Seacoast Financial/Sovereign merger; (5) the stockholders of Abington may fail to approve the Abington merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial’s, Sovereign’s and Abington’s markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial’s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast Financial and Sovereign will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Furthermore, Seacoast Financial and Abington have filed and will be filing relevant documents concerning their transaction with the Securities and Exchange Commission, including an amendment to its registration statement on Form S-4. Investors are urged to read the registration statements on Form S-4 containing a prospectus/proxy statement regarding the proposed transactions and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One

Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6000. In addition, documents filed with the SEC by Sovereign can be obtained, without charge, by directing a request to Sovereign Bancorp, Inc., Investor Relations, 1130 Berkshire Boulevard, Wyomissing, Pennsylvania, 19610, telephone (610) 988-0300. In addition, documents filed with the SEC by Abington can be obtained, without change, by directing a request to Abington Bancorp, Inc., 97 Liberty Parkway, Weymouth, Massachusetts 02189, Attn: Corporate Secretary, telephone (781) 682-3400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington’s 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS AN INTERNAL MEMORANDUM THAT WAS DISTRIBUTED BY SEACOAST FINANCIAL SERVICES CORPORATION TO EMPLOYEES ON JANUARY 26, 2004.

TO:	Employees of CompassBank, Abington Savings Bank and Nantucket Bank

FROM:	Kevin G. Champagne, President & CEO, Seacoast Financial Services Corporation and CompassBank

DATE:	January 26, 2004

RE:	Announcement

Today marks a milestone in the history of our company and subsidiary banks. The Seacoast Financial Board of Directors met yesterday and following careful consideration, voted to approve a merger agreement with Sovereign Bancorp at the price of $35 per share. Seacoast shareholders will receive approximately 1.461 shares of Sovereign stock for every share of Seacoast. A press release has been issued this morning and you will receive a copy by email when it is available.

Sovereign Bancorp, Inc. (Sovereign), headquartered in Philadelphia, Pennsylvania, is the parent company of Sovereign Bank, a $43 billion financial institution with approximately 530 community banking offices, nearly 1,000 ATMs and 8,000 team members (employees) in Connecticut, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Rhode Island. Sovereign is among the 25 largest banking institutions in the United States. Its size, breadth of customer products and services, and commitment to the communities it serves is broad.

Last year, the pace of consolidation in the national and regional banking industry began to accelerate. We announced the combination with Abington Bancorp, FirstFed announced an agreement to merge with Webster Bank, the blockbuster Bank of America/Fleet deal was announced and BankNorth agreed to acquire Cape Cod Bank & Trust. With the fifth largest branch network in Massachusetts (including Abington), our franchise became very attractive to organizations looking to enter this market or fill in their franchise.

Sovereign approached us to discuss a possible combination and following careful review of our strategic alternatives, senior management began discussions with Sovereign at the Board’s direction. Sovereign thereafter proceeded with due diligence at an off-site location and over the weekend final details of the combination were reviewed and agreed upon and a definitive agreement was signed following yesterday’s Board meeting. It is important to note that the price of $35 per share was very compelling to the Board and management. As a public company we are obligated to act in the best interests of our stockholders and it would have taken several years of record-breaking growth and profitability for our company to achieve earnings that we believe would result in a stock price in that range.

Sovereign has agreed to provide support to our communities and the various non-profit organizations for five years at the same funding levels at which we have historically contributed. Additionally, Sovereign has agreed to operate our main office as a regional headquarters.

We expect the transaction to be consummated in the third quarter of this year. It is expected that Abington will merge into CompassBank as scheduled in the second quarter. We do not expect to convert the Abington products and services to Compass’ platform in July. Sovereign will convert Abington to their platform at a date to be determined.

I understand the anxiety this announcement may bring to employees of all three banks. As with any merger, we understand there may be some dislocation of employment. Our alignment with Sovereign however, will offer new and expanded employment opportunities in a growth-driven company. I have spent considerable time with Jay Sidhu, CEO of Sovereign, and he recognizes the importance of people in driving a successful organization and he has assured me Sovereign will do everything feasible to ease the transition and provide information as soon as it is available.

On a personal note, I make this announcement with mixed emotions. I have spent my entire career with CompassBank and the former New Bedford 5. I was proud and excited to be named President & CEO ten years ago and since then have been amazed at the growth and success of our franchise. As a team, we have brought this organization to heights I never dreamed we would attain. For that, I thank each and every one of you.

A brief fact sheet follows to provide you speaking points in your discussions with customers and the community. Please remember any press inquiries should be directed to Jim Rice at 508.984.6102.

I am excited about our combination with Sovereign and hope you will join me in ensuring a smooth transition.

INFORMATION REGARDING THE MERGER AGREEMENT BETWEEN SEACOAST

FINANCIAL AND SOVEREIGN BANCORP

•	Strategically a very good fit for our organization – limited branch overlap especially compared to other potential acquirers
•	Sovereign has a long history of commitment to its communities and employees
•	Sovereign has agreed to charitable giving in our markets at the same funding level as we have given historically
•	The CompassBank main office will operate as a regional headquarters for Sovereign
•	Sovereign offers much more diversified and extensive product and service offerings than Compass, Abington or Nantucket—including life insurance, health insurance, trust services, money management and leasing
•	Sovereign is a growth company with enormous opportunities for employment and career growth
•	Kevin Champagne will serve on the Board of Directors of Sovereign providing a voice for the interests of our communities